07026401

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME San Gold Corporation

*CURRENT ADDRESS 30th Floor
360 Main Street
Winnipeg, Manitoba R3C 4G1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35109 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]
DAT : 9/7/07

082-35709

RECEIVED

2007 AUG -7 A 3:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-06
AR/S

**SAN GOLD CORPORATION**

**CONSOLIDATED FINANCIAL STATEMENTS**

**DECEMBER 31, 2006**

Scarrow & Donald LLP

SCARROW & DONALD LLP
CHARTERED ACCOUNTANTS
100 - Five Donald Street
Winnipeg, Manitoba R3L 2T4
Telephone: (204) 982-9800
Fax: (204) 474-2886
www.scarrowdonald.mb.ca

April 27, 2007

## AUDITORS' REPORT

**To the Board of Directors of**
**San Gold Corporation:**

We have audited the consolidated statement of financial position of San Gold Corporation as at December 31, 2006, December 31, 2005 and August 31, 2005 and the consolidated statements of operations and deficit and cash flow for the period and years then ended. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of San Gold Corporation as at December 31, 2006, December 31, 2005 and August 31, 2005 and the results of its consolidated operations and cash flow for the period and years then ended in accordance with Canadian generally accepted accounting principles.

*"Scarrow & Donald LLP"*

Chartered Accountants
Winnipeg, Canada

**SAN GOLD CORPORATION**
**CONSOLIDATED STATEMENT OF FINANCIAL POSITION**

**ASSETS**

| | DECEMBER 31, 2006 | DECEMBER 31, 2005 | AUGUST 31, 2005 |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash | $ 12,210,678 | $ 3,544,872 | $ 1,114,160 |
| Accounts receivable (Note 16) | 1,862,244 | 747,557 | 411,331 |
| Marketable securities (Note 4) | 837,332 | 65,894 | 65,014 |
| Supplies inventory | 788,961 | - | - |
| Gold in process | 2,719,891 | - | - |
| Prepaid expenses | 180,525 | 137,181 | 2,978 |
| | 18,599,631 | 4,495,504 | 1,593,483 |
| **PROPERTY, PLANT & EQUIPMENT** (Note 5) | **6,878,139** | **3,784,908** | **3,044,897** |
| **MINERAL PROPERTIES** (note 6) | **28,245,175** | **17,930,396** | **17,930,396** |
| **OTHER ASSETS** | | | |
| Collateral deposit | 450,000 | 450,000 | 450,000 |
| Deferred financing costs (Note 7) | 877,604 | 110,023 | 146,525 |
| Mining options (Note 8) | 332,649 | 174,649 | 155,649 |
| Promissory note (Note 17) | 58,949,805 | 10,000,000 | - |
| | 60,610,058 | 10,734,672 | 752,174 |
| | **$ 114,333,003** | **$ 36,945,480** | **$ 23,320,950** |

**LIABILITIES**

| | DECEMBER 31, 2006 | DECEMBER 31, 2005 | AUGUST 31, 2005 |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Accounts payable & accrued liabilities | $ 4,893,516 | $ 2,281,332 | $ 1,152,240 |
| Royalty payable (Note 17) | 579,013 | - | - |
| Deferred indemnification fees (Note 17) | 644,383 | - | - |
| Current portion long-term debt (Note 9) | 172,950 | 106,416 | 107,736 |
| Convertible debentures (Note 14) | - | 2,071,822 | - |
| Deferred interest (Note 17) | - | 549,223 | - |
| | 6,289,862 | 5,008,793 | 1,259,976 |
| **LONG-TERM LIABILITIES** | | | |
| Asset retirement obligation (Note 10) | 1,222,306 | 1,108,333 | 1,075,000 |
| Convertible debentures (Note 14) | 15,811,741 | - | 2,053,988 |
| Long-term debt (Note 9) | 253,155 | 347,205 | 380,867 |
| Royalty obligation (Note 17) | 58,868,163 | 10,000,000 | - |
| | 76,155,365 | 11,455,538 | 3,509,855 |

**SHAREHOLDERS' EQUITY**

| | DECEMBER 31, 2006 | DECEMBER 31, 2005 | AUGUST 31, 2005 |
|---|---|---|---|
| Share capital (Note 11) | 65,466,412 | 32,839,089 | 24,380,430 |
| Contributed surplus (Note 13) | 5,428,333 | 5,115,520 | 4,171,274 |
| Deficit | (39,006,969) | (17,473,460) | (10,000,585) |
| | 31,887,776 | 20,481,149 | 18,551,119 |
| | **$ 114,333,003** | **$ 36,945,480** | **$ 23,320,950** |

Commitment (Note 21)

**APPROVED BY THE BOARD:** *"Hugh Wynne"* ________ Director

*"Dale Ginn"* ________ Director

## SAN GOLD CORPORATION
## CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

| | YEAR ENDED DECEMBER 31 2006 | FOUR MONTH PERIOD ENDED DECEMBER 31 2005 | YEAR ENDED AUGUST 31 2005 |
|---|---|---|---|
| **REVENUE** | $ 768,771 | $ - | $ - |
| **OPERATIONS** | | | |
| Operations | 8,502,278 | 5,042,904 | 1,230,038 |
| Asset retirement accretion | 113,973 | 33,333 | 58,350 |
| Amortization of property, plant, & equipment | 64,602 | 14,944 | 26,810 |
| Depletion of mineral properties | 445,647 | - | - |
| **LOSS FROM OPERATIONS** | **8,357,729** | **5,091,181** | **1,315,198** |
| Exploration | 7,496,599 | 711,209 | 1,483,376 |
| General and administrative | 5,829,586 | 995,390 | 2,011,189 |
| Accretion of convertible debentures | 305,218 | 17,834 | 45,400 |
| Deferred financing | 294,567 | 42,460 | 102,806 |
| Interest expense | 962,861 | 57,541 | 174,756 |
| Share based compensation | 2,780,299 | 91,030 | 1,125,839 |
| Royalty expense | 578,176 | - | - |
| **NET LOSS BEFORE OTHER REVENUE** | **26,605,035** | **7,006,645** | **6,258,564** |
| **OTHER REVENUE** | | | |
| Mineral exploration assistance program | 195,040 | 44,675 | 79,493 |
| Interest income | 5,091,471 | 9,549 | 19,506 |
| Indemnification fee | 64,907 | - | - |
| Project management fee | - | - | 92,036 |
| **LOSS BEFORE INCOME TAX** | **21,253,617** | **6,952,421** | **6,067,529** |
| Future income tax recovery | 2,807,800 | 3,805,900 | 681,000 |
| **LOSS FOR THE PERIOD** | **18,445,817** | **3,146,521** | **5,386,529** |
| **DEFICIT - BEGINNING OF THE PERIOD** | (17,473,460) | (10,000,585) | (3,245,765) |
| Share issue costs | (552,371) | (520,454) | (216,091) |
| Warrants expired | 272,479 | - | - |
| Share-based compensation prior years | - | - | (471,200) |
| Future income tax on flow-through shares | (2,807,800) | (3,805,900) | (681,000) |
| **DEFICIT - END OF THE PERIOD** | **$ (39,006,969)** | **$ (17,473,460)** | **$ (10,000,585)** |
| **BASIC AND DILUTED LOSS PER COMMON SHARE** | **$ (0.1805)** | **$ (0.0329)** | **$ (0.0685)** |

**SAN GOLD CORPORATION**
**CONSOLIDATED STATEMENT OF CASH FLOW**

| | YEAR ENDED DECEMBER 31 2006 | FOUR MONTH PERIOD ENDED DECEMBER 31 2005 | YEAR ENDED AUGUST 31 2005 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Loss for the period | $ (18,445,817) | $ (3,146,521) | $ (5,386,529) |
| Add: Items not affecting cash | | | |
| Accretion - convertible debentures | 305,218 | 17,834 | 45,400 |
| Accretion - asset retirement obligation | 113,973 | 33,333 | 58,350 |
| Amortization - deferred financing costs | 294,567 | 42,460 | 102,806 |
| Amortization - property, plant & equipment | 64,602 | 14,944 | 26,810 |
| Depletion - mineral properties | 445,647 | - | - |
| Share-based compensation | 2,780,299 | 91,030 | 1,125,839 |
| Future income tax recovery | (2,807,800) | (3,805,900) | (681,000) |
| Net change in non-cash working capital | (1,418,466) | 1,207,886 | (230,366) |
| | (18,667,777) | (5,544,934) | (4,938,690) |
| **INVESTING ACTIVITIES** | | | |
| Purchase of property, plant & equipment | (3,120,333) | (754,955) | (393,304) |
| Investment in mineral properties | (10,716,426) | - | - |
| Increase in marketable securities | (771,438) | (880) | - |
| Investment in promissory note | (48,869,000) | (10,000,000) | - |
| Purchase of mining claims and options | (50,000) | - | (30,000) |
| Amalgamation costs | - | - | (54,512) |
| | (63,527,197) | (10,755,835) | (477,816) |
| **FINANCING ACTIVITIES** | | | |
| Proceeds from shares issued and subscribed | 26,899,815 | 9,292,875 | 4,889,865 |
| Proceeds from long-term debt | 124,014 | - | 450,000 |
| Proceeds from debentures | 16,734,000 | - | 2,111,000 |
| Proceeds from royalty obligation | 48,869,000 | 10,000,000 | - |
| Convertible debt issue costs | (1,172,171) | (5,958) | (262,040) |
| Share issue costs | (442,348) | (520,454) | (203,382) |
| Repayment of long-term debt | (151,530) | (34,982) | (59,953) |
| Collateral deposit | - | - | (450,000) |
| | 90,860,780 | 18,731,481 | 6,475,490 |
| **CHANGE IN CASH** | **8,665,806** | **2,430,712** | **1,058,984** |
| **CASH, BEGINNING OF THE PERIOD** | 3,544,872 | 1,114,160 | 55,176 |
| **CASH, END OF THE PERIOD** | **$ 12,210,678** | **$ 3,544,872** | **$ 1,114,160** |
| **Supplementary Information** | | | |
| Interest paid | $ 88,034 | $ 32,231 | $ 12,876 |

**1. Nature of operations and going concern assumption**

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7th, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration expenditures. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties, the ability to obtain necessary financing to complete exploration, development and construction of processing facilities, obtaining certain government approvals, and attaining profitable production.

On June 30th, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end was August 31st, 2005. Subsequently, the Company changed its financial year-end to December 31st.

Rice Lake Gold Corporation is a wholly-owned subsidiary (through Rice Lake Joint Venture Inc.) of the Company. The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18th, 1998. The mine was placed on care and maintenance until August 8th, 2001. The mine, together with the nearby San Gold #1 mine, was readied for production with the initial gold pour taking place on August 23rd, 2006. The Company advances operational funding to Rice Lake Gold Corporation (through Rice Lake Joint Venture Inc.). Active ore production is dependent upon, among other things, the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the year ended December 31st, 2006, the Company had a loss of $21,253,617 (December 31st, 2005 - $3,146,521, August 31st, 2005 - $5,386,529) including its loss from the operations of Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the year ended December 31st, 2006, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Management is currently seeking to secure necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, bank financing, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

**2. Significant accounting policies**

**a) Accounting principles and currency**

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, as it is the primary functional currency in which the transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the end of the financial year. Translation gains and losses arising at period end, as well as those arising on the transaction of settled transactions occurring in currencies other than the functional currency, are included in the net loss. All reference to dollars ($) are to Canadian dollars unless otherwise noted.

**b) Principles of consolidation**

These consolidated financial statements include the financial assets and liabilities and results of operations of the Company and of Rice Lake Joint Venture Inc. consolidated on a 50% proportionate basis up to June 29$^{th}$, 2005 and on a 100% basis thereafter, being its proportionate share of ownership during these periods. These consolidated financial statements are based on the amounts assigned to the assets and liabilities at the date of acquisition and, in addition, indicate the effects of the transactions subsequent to that date.

The financial assets and liabilities and results of operations of Rice Lake Joint Venture Inc. are the consolidation of Rice Lake Joint Venture Inc, and its wholly-owned subsidiary corporation Rice Lake Gold Corporation, and its wholly-owned subsidiary corporations 6493068 Canada Ltd. and 6573258 Canada Ltd..

**c) Accounting estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. The most critical accounting policies, upon which the Company's financial statements depend, are those requiring estimates of proven and probable reserves, recoverable ounces therefrom and assumptions of operating costs and future gold prices. Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs. Should an adjustment become necessary, it would be reported in earnings in the period in which it becomes known.

**d) Marketable securities**

Marketable securities are recorded at the lower of cost and market.

**e) Inventory**

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead.

Material and supplies inventory is valued at the lower of cost and net realizable value on a first-in-first out basis.

**2. Significant accounting policies (continued)**

**f) Property, plant and equipment**

Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives. This requires estimation of the useful life of the asset and its salvage and residual value. Property, plant and equipment are tested for recoverability if events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a property, plant and equipment is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Impairment losses are measured as the amount by which the carrying amount of a fixed asset exceeds its fair value. As is true for all accounting estimates, it is possible that changes in future conditions could require changes in the recognized amounts for accounting estimates. Should an adjustment become necessary, it would be reported in earnings in the period in which it became known.

Property, plant and equipment are recorded at historical cost and are amortized on by the declining balance method over their estimated useful lives, as follows:

| | |
|---|---|
| Buildings | 4% |
| Motor vehicles | 30% |
| Furniture and office equipment | 20% |

**g) Mineral reserves**

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities. If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, The Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company's earnings and net assets.

**h) Capitalization policy for mineral properties**

Exploration expenditures and near term ore development costs are expensed as incurred. This relates to activities that are directed towards less than proven and probable ore reserves. Factors considered in determining whether activity at a property is near term or longer term development include: the probability of future benefit, (ie. Proven and probable reserves) the time horizon to expected development, and the existence of an economic plan for development. By its nature there is a significant amount of management estimate in this evaluation.

Property acquisition costs, and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are accessible by the Company. Management's estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in mining properties. The Company assesses capitalized costs for recoverability on an annual basis or more frequently if circumstances warrant. When the carrying value is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is below the asset's carrying value.

Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves. The capitalized costs are tested for recoverability if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is considered not recoverable on this basis, the Company will write down the carrying value to the net recoverable amount, calculated on non-discounted basis.

**2. Significant accounting policies (continued)**

**i) Deferred financing costs**

Costs relating to the issuance of debentures are deferred and amortized on a straight-line basis over the term of the related debentures.

**j) Convertible debentures**

The convertible debentures are convertible into shares, as disclosed in note 14. The Company's convertible debentures are classified into their debt and equity components, based on the net present value of the future interest and principal payments at the time of issue. The equity component represents the estimated value of the conversion rights of the holders.

**k) Closure Costs**

The Company recognizes the fair value of a liability for an asset retirement obligation when it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made when the asset retirement obligation is incurred, the liability will be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of the estimate of the liability for an asset retirement obligation, a corresponding asset retirement cost is recognized by increasing the carrying amount of the related asset, which is then amortized on the same basis as the related asset. After initial measurement, period-to-period changes in the estimate of the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized as necessary. If the fair value of an asset retirement obligation cannot be reasonably estimated, this is generally because it is not practicable within constraints of timeliness or cost to reliably measure the fair values.

**l) Revenue recognition**

Revenue is recognized when all of the activities to produce the gold have been completed by the Company and the risks and rewards of ownership have been transferred. This occurs when the gold is received by the purchasers at the point of shipping from the mill. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determinable.

Dore bars and gold in process are recorded in inventory at the lower of average production cost and net realizable value.

Mineral exploration assistance program revenue is recorded at the time the Company is notified by the Province of Manitoba that their claim has been approved.

Interest and other income items are recorded as earned.

**m) Share-based compensation plan and warrants**

The Company has a share-based compensation plan as described in note 11. The fair value based method of accounting is applied to all share-based compensation. The fair value of the share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense is recognized when share options are granted. Any consideration paid by the directors on exercise of the share option is credited to share capital.

**2. Significant accounting policies (continued)**

**n) Income taxes**

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted and substantially enacted income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income in the year that the income tax rate change is considered substantively enacted. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount that will more likely than not be realized.

Exploration expenditures deductions and development property costs capitalized for accounting purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax regulations. The tax effect related to renounced expenditures is recorded as a reduction of retained earnings and an increase in future income tax liabilities. The recognition of previously unrecognized future income tax assets is credited to income tax expense.

**o) Loss per share**

Basic loss per share is calculated using the daily weighted average number of shares outstanding.

Diluted loss per share is calculated using the daily weighted average number of shares that would have been outstanding during the year had all dilutive potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury share method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

**3. Acquisition**

As part of the Company's June 30th, 2005 amalgamation with Gold City, the Company capitalized $54,512 of costs directly incurred related to the business combination. Management of the Company has estimated the fair market value of the purchased assets and assumed liabilities at the time of amalgamation as follows:

| | June 30, 2005 |
|---|---|
| Marketable securities | $ 32,285 |
| Accounts receivable | 61,445 |
| Prepaid expenses | 22,816 |
| Property, plant and equipment | 16,044,171 |
| Accounts payable and accrued liabilities | (401,304) |
| Capital tax provision | (13,750) |
| Long-term debt | (25,313) |
| Environmental obligation | (529,150) |
| Total | **$ 15,191,200** |
| **Purchase price:** | |
| Common shares of the Company | $ 13,084,809 |
| Options of the Company | 374,554 |
| Warrants of the Company | 830,167 |
| Acquisition costs | 54,512 |
| Elimination of inter-company balances | 962,293 |
| Cash position assumed | (115,135) |
| Net consideration | **$ 15,191,200** |

## 4. Marketable securities

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| 5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt | $ 68,560 | $ 65,894 | $ 65,014 |
| Gold certificates, 1,093.735 oz with a market value at December 31, 2006 being $739.848 per oz or $809,198 | 768,772 | – | – |
| | $ 837,332 | $ 65,894 | $ 65,014 |

## 5. Property, plant and equipment

| | December 31, 2006 | | | December 31, 2005 | | | August 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Cost | Accumulated amortization | Net Book value | Cost | Accumulated amortization | Net Book value | Cost | Accumulated amortization | Net Book value |
| Land | $ 469,210 | $ - | $ 469,210 | $ 469,210 | $ - | $ 469,210 | $ 469,210 | $ - | $ 469,210 |
| Buildings | 341,868 | 32,846 | 309,022 | 165,783 | 20,355 | 145,428 | 145,629 | 16,649 | 128,980 |
| Motor vehicles | 42,344 | 21,028 | 21,316 | 42,344 | 12,385 | 29,959 | 26,434 | 9,922 | 16,512 |
| Furniture and office equipment | 243,528 | 82,293 | 161,235 | 182,192 | 50,896 | 131,296 | 162,697 | 42,328 | 120,369 |
| Plant and equipment | 5,931,883 | 14,527 | 5,917,356 | 3,011,471 | 2,456 | 3,009,015 | 2,312,075 | 2,249 | 2,309,826 |
| | $ 7,028,833 | $ 150,694 | $ 6,878,139 | $ 3,871,000 | $ 86,092 | $ 3,784,908 | $ 3,116,045 | $ 71,148 | $ 3,044,897 |

## 6. Mineral properties

| | December 31, 2006 | | | December 31, 2005 | | | August 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Cost | Accumulated depletion | Net Book value | Cost | Accumulated depletion | Net Book value | Cost | Accumulated depletion | Net Book value |
| Mine development and equipment | $ 16,480,336 | $ 270,047 | $ 16,210,289 | $ 16,480,336 | $ - | $ 16,480,336 | $ 16,480,336 | $ - | $ 16,480,336 |
| Mineral properties | 12,210,486 | 175,600 | 12,034,886 | 1,450,060 | - | 1,450,060 | 1,450,060 | - | 1,450,060 |
| | $ 28,690,822 | $ 445,647 | $ 28,245,175 | $ 17,930,396 | $ - | $ 17,930,396 | $ 17,930,396 | $ - | $ 17,930,396 |

## 7. Deferred financing costs

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the year | $ 110,023 | $ 146,525 | $ - |
| Debenture issue costs | 1,172,171 | 5,958 | 249,331 |
| Share issue costs of convertible debentures | (110,023) | - | - |
| Amortization of debenture issue costs | (294,567) | (42,460) | (102,806) |
| Balance, end of the year | $ 877,604 | $ 110,023 | $ 146,525 |

## 8. Mining options

Summary of mining options:

| | Partner | Location | Agreement entered | December 31, 2006 Carrying Value | Commitment for option |
|---|---|---|---|---|---|
| 1 | Peter Dunlop | 7 claims | April 2004 | $304,449 (December 31st, 2005 - $102,449, August 31st, 2005 - $102,449)<br><br>3% Net smelter return to optioner, may be bought down by optioner | $875,000 by the third anniversary with $175,000 in Year 1 and $250,000 by Year 2 |
| 2 | Greenbelt Gold Mines Inc. | 27 claims<br>50% interest | January 2005 | $28,200 (December 31st, 2005 - $28,200, August 31st, 2005 - $28,200) | $750,000 by third anniversary with $200,000 in year 1 and $250,000 in year 2 |
| 3 | Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company) | 2,223 hectares<br><br>20 claims<br><br>Adjacent to Western boundry of Company's gold mine<br><br>50 % interest | August 2005 | $nil (December 31st, 2005 - $nil, August 31st, 2005 - $nil)<br><br>Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production | $750,000 in exploration work over the 3 year period ending in August 2008<br>$100,000 in year 1, $250,000 in year 2 and $400,000 in Year 3 |
| 4 | Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company) | Beresford Lake<br>10 claims<br>2,320 hectares<br>25 km southeast of existing minesite | October 2005 | $nil (December 31st, 2005 - $nil, August 31st, 2005 - $nil)<br><br>3 % overriding royalty on 3 of the claims (Blue Ace Group)<br>0.5 % royalty for the rest of the claims | $750,000 by August 31, 2008<br>$100,000 by August 2006<br>$250,000 in year 2<br>$500,000 in year 3<br><br>First year exploration commitment not met |
| 5 | Bissett Mineral Exploration Limited Partnership (a partner of Bissett Mineral Exploration Limited Partnership is also a director of the Company) | Mineral claims | 1997 | $nil (December 31st, 2005 - $25,000, August 31st, 2005 - $25,000) | The claim is accounted for as a part of mineral properties in 2006. |
| 6 | Corbett | Mineral claim W-5284 | November 2005 | $nil (December 31st, 2005 - $19,000, August 31st, 2005 - $nil) | The claim was transferred to mineral properties in 2006. |
| | Total | | | $332,649 (December 31st, 2005 - $174,649, August 31st, 2005 - $155,649) | |

## 9. Long-term debt

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Term loan, repayable at $1,034 monthly plus interest at prime plus 1½%, secured by marketable securities, due July 2009. | $ 32,014 | $ 44,422 | $ 48,558 |
| Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000 | 300,336 | 381,233 | 408,711 |
| Term loan, repayable at $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008 | 76,385 | -- | -- |
| Capital lease, repayable at $1,020 monthly including interest, at 7.1%, secured by specific equipment | 17,370 | 27,966 | 31,334 |
| Total | 426,105 | 453,621 | 488,603 |
| Current portion | 172,950 | 106,416 | 107,736 |
| Long-term portion | $ 253,155 | $ 347,205 | $ 380,867 |

Principal due on long-term debt by period end and in aggregate over the next four years is approximately as follows:

| | |
|---|---|
| December 31, 2007 | $ 172,950 |
| December 31, 2008 | 119,256 |
| December 31, 2009 | 101,445 |
| December 31, 2010 | 32,454 |
| | $ 426,105 |

## 10. Asset retirement obligation

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligations, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate that was prime rate plus 6%. For the year ended December 31st, 2006 the Company recorded accretion expense of $113,973 (December 31st, 2005 - $33,333, August 31st, 2005 - $58,350).

## 11. Share capital

Authorized: Unlimited number of common shares
Issued: 141,055,425 common shares (December 31st, 2005 - 95,681,368, August 31st, 2005 – 78,666,288)

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Shares subscribed (not issued) | $ 186,028 | $ 500,563 | $ 3,020 |
| Shares issued | 65,280,384 | 32,338,526 | 24,377,410 |
| | **$ 65,466,412** | **$ 32,839,089** | **$ 24,380,430** |

Shares subscribed represents amounts received or receivable for options and warrants for which shares have not been issued.

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

| | December 31, 2006 | | December 31, 2005 | | August 31, 2005 | |
|---|---|---|---|---|---|---|
| Balance, beginning of the year | 95,681,368 | $32,338,526 | 78,666,288 | $24,377,410 | 33,779,821 | $ 7,731,272 |
| Private placements | 7,111,511 | 13,933,899 | 12,185,036 | 6,151,539 | 10,158,124 | 3,293,704 |
| Options exercised | 2,580,355 | 962,224 | 200,000 | 34,000 | 500,000 | 94,000 |
| Warrants exercised | 30,235,050 | 15,739,033 | 4,212,890 | 1,605,715 | 307,500 | 125,425 |
| Debentures converted | 5,277,500 | 2,111,000 | - | - | - | - |
| Debenture interest converted | 69,641 | 43,702 | 377,154 | 150,862 | - | - |
| Non monetary issues | 100,000 | 152,000 | 40,000 | 19,000 | 110,000 | 48,200 |
| Amalgamation with Gold city | - | - | - | - | 33,810,843 | 13,084,809 |
| Balance, end of the year | **141,055,425** | **$65,280,384** | **95,681,368** | **$32,338,526** | **78,666,288** | **$24,377,410** |

## 12. Options and warrants

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2005 – 0%, August 31st, 2005 - 0%), expected volatility of 88% (December 31st, 2005 – 88%, August 31st, 2005 - 88%), risk free interest rate of 3.84% (December 31st, 2005 – 3.84%, August 31st, 2005 - 5%), and expected life of 1,825 days (December 31st, 2005 – 1,825 days, August 31st, 2005 - 1,825 days).

A summary of the status of the Company's share option plan as at December 31st, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

| | December 31, 2006 | Average Price | December 31, 2005 | Average Price | August 31, 2005 | Average Price |
|---|---|---|---|---|---|---|
| Balance, beginning of the period | 7,642,131 | $ 0.311 | 7,674,941 | $ 0.310 | 2,880,000 | $ 0.16 |
| Options granted | 3,325,000 | 0.916 | 250,000 | 0.380 | 3,679,000 | 0.35 |
| Gold City Industries Ltd. | -- | -- | -- | -- | 1,795,941 | 0.42 |
| Options exercised during the period | 2,580,355 | 0.342 | 200,000 | 0.170 | 500,000 | 0.19 |
| Options expired during the period | -- | -- | 82,810 | 0.483 | 180,000 | 0.20 |
| Balance, end of the period | **8,386,776** | **$ 0.556** | **7,642,131** | **$ 0.311** | **7,674,941** | **$ 0.31** |

As part of the amalgamation between San Gold Resources Corporation and Gold City Industries Ltd., the outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30th, 2005.

**12. Options and warrants (continued)**

The following options to purchase common shares were outstanding as at December 31st, 2006:

| Date Granted | Price ($) | Number Outstanding | Expiry Date |
|---|---|---|---|
| February 15, 2003 | 0.170 | 250,000 | Feb 15, 2008 |
| July 5, 2004 | 0.150 | 1,700,000 | Jul 05, 2009 |
| October 5, 2004 | 0.170 | 129,000 | Oct 05, 2009 |
| June 30, 2005 | 0.290 | 87,986 | May 06, 2007 |
| June 30, 2005 | 0.386 | 109,962 | Sep 08, 2008 |
| June 30, 2005 | 0.580 | 25,000 | Apr 08, 2009 |
| June 30, 2005 | 0.483 | 334,828 | May 31, 2009 |
| August 8, 2005 | 0.380 | 2,550,000 | Aug 08, 2010 |
| October 2, 2005 | 0.380 | 25,000 | Oct 02, 2010 |
| March 3, 2006 | 0.650 | 1,050,000 | Mar 30, 2011 |
| May 23, 2006 | 1.200 | 1,825,000 | May 23, 2011 |
| June 1, 2006 | 1.120 | 300,000 | Jun 01, 2011 |
| | | **8,386,776** | |

A summary of the status of the Company's outstanding warrants as of December 31st, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | 33,453,554 | 32,273,932 | 12,792,165 |
| Add: Warrants granted | - | 6,730,410 | 8,763,707 |
| Add: Gold City Industries Ltd. | - | - | 11,045,560 |
| Less: Warrants exercised | (30,235,050) | (4,212,890) | (307,500) |
| Less: Warrants expired | (2,160,893) | (1,337,898) | (20,000) |
| Balance, end of the period | **1,057,611** | **33,453,554** | **32,273,932** |

As part of the amalgamation between San Gold Corporation and Gold City Industries Ltd., the outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30th, 2005.

The following warrants to purchase common shares were outstanding as at December 31st, 2006:

| (a) Date granted | Price ($) | Number outstanding | Expiry date |
|---|---|---|---|
| June 28, 2005 | 0.650 | 848,611 | June 28, 2007 |
| July 28, 2005 | 0.850 | 209,000 | July 28, 2007 |
| | | **1,057,611** | |

## 13. Contributed surplus

Changes in contributed surplus consisted of the following:

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ 5,115,520 | $ 4,171,274 | $ - |
| Adjustment for prior year employee share option | - | - | 471,200 |
| Equity component of debentures | - | - | 102,412 |
| Warrants issued on Gold City Ind. Ltd. Amalgamation | - | - | 830,167 |
| Options issued on Gold City Ind. Ltd. Amalgamation | - | - | 374,554 |
| Conversion of debentures | (102,413) | - | - |
| Equity adjustment on debentures | 1,188,299 | - | - |
| Warrants issued | - | 1,083,652 | 1,267,102 |
| Warrants exercised | (2,591,675) | (179,930) | - |
| Warrants expired | (272,479) | - | - |
| Options issued | 2,780,299 | 95,075 | 1,125,839 |
| Options exercised | (689,218) | (50,506) | - |
| Options expired | - | (4,045) | - |
| Balance, end of the period | **$ 5,428,333** | **$ 5,115,520** | **$ 4,171,274** |

## 14. Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

**14. Convertible debentures (continued)**

The following allocation of the convertible Debentures to debt and equity components when issued was based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

| | November 2004 Debenture | February 2006 Debenture | October 2006 Debenture | Total |
|---|---|---|---|---|
| Liability | $ 2,008,588 | $ 9,355,918 | $ 6,189,783 | $ 17,554,289 |
| Equity | 102,412 | 644,082 | 544,217 | 1,290,711 |
| | 2,111,000 | 10,000,000 | 6,734,000 | 18,845,000 |
| Conversion of debenture | (2,111,000) | - | - | (2,111,000) |
| Principal - December 31, 2006 | - | 10,000,000 | 6,734,000 | 16,734,000 |

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

| | November 2004 Debenture | February 2006 Debenture | October 2006 Debenture | Total |
|---|---|---|---|---|
| Liability, August 31, 2004 | $ - | $ - | $ - | $ - |
| Issuance of debentures | 2,008,588 | - | - | 2,008,588 |
| Accretion | 45,400 | - | - | 45,400 |
| Liability, August 31, 2005 | 2,053,988 | - | - | 2,053,988 |
| Accretion | 17,834 | - | - | 17,834 |
| Liability, December 31, 2005 | 2,071,822 | - | - | 2,071,822 |
| Issuance of debentures | - | 9,355,918 | 6,189,783 | 15,545,701 |
| Accretion | 39,178 | 236,578 | 29,462 | 305,218 |
| redemption of debentures | (2,111,000) | - | - | (2,111,000) |
| Liability, December 31, 2006 | $ - | $ 9,592,496 | $ 6,219,245 | $ 15,811,741 |

The following schedule reflects the financing costs associated with the convertible debentures.

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Accretion of debentures | $ 305,218 | $ 17,834 | $ 45,400 |
| Interest expense | 903,724 | 34,615 | 161,880 |
| | **$ 1,208,942** | **$ 52,449** | **$ 207,280** |

**15. Income taxes**

As a result of the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. there was a deemed tax year-end of June 29th, 2005 for both corporations. The Company has selected December 31st as its new taxation year-end.

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Loss for the period before income taxes | $ 21,253,617 | $ 6,952,421 | $ 4,839,356 |
| Combined statutory tax rate | 36.62% | 37.12% | 37.29% |
| Income tax recovery based on statutory rate | 7,783,075 | 2,580,739 | 1,804,596 |
| Valuation allowance | (7,783,075) | (2,580,739) | (1,804,596) |
| | $ - | $ - | $ - |

Significant components of the Company's future income tax assets and liabilities are as follows:

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| **Future income tax assets:** | | | |
| Non-capital losses carried forward | $ 5,700,000 | $ 2,500,000 | $ 2,000,000 |
| Canadian exploration and development expense pools | 19,100,000 | 28,700,000 | 34,500,000 |
| | 24,800,000 | 31,200,000 | 36,500,000 |
| **Future income tax liabilities** | | | |
| Property, plant, and equipment | 10,000,000 | 3,500,000 | 3,300,000 |
| Net future income tax asset | 14,800,000 | 27,700,000 | 33,200,000 |
| Valuation allowance | (14,800,000) | (27,700,000) | (33,200,000) |
| | $ - | $ - | $ - |

As at December 31st, 2006, the Company had non-capital loss carry forward amounts available for income tax purposes of $17,200,000 that expire as follows:

| Taxation year | December 31, 2006 | Expiry |
|---|---|---|
| 2001 | $ 300,000 | December 31, 2007 |
| 2002 | 500,000 | December 31, 2008 |
| 2003 | 700,000 | December 31, 2009 |
| 2004 | 1,200,000 | December 31, 2013 |
| 2005 | 2,200,000 | December 31, 2014 |
| 2005 | 1,800,000 | December 31, 2015 |
| 2006 | 10,500,000 | December 31, 2026 |
| | $ 17,200,000 | |

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at December 31st, 2006, the Company had an obligation to renounce flow through capital to shareholders of $7,667,267 (December 31st, 2005 - $nil, August 31st, 2005 - $3,248,325).

At December 31st, 2006 the Company reported $53,000,000 (December 31st, 2005 - $79,400,000, August 31st, 2005 - $95,500,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

16. **Related parties**

Accounts receivable include $1,314,333 (December 31st, 2005 - $68,000, August 31st, 2005 - $19,800) due from shareholders relating to the issue of share capital. The amounts are unsecured and have no fixed terms of payment.

**Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne**

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ (154,082) | $ (175,582) | $ 140,370 |
| Direct exploration expenses | 4,586,085 | 595,004 | 1,242,420 |
| Management fees | 36,000 | 33,000 | 54,000 |
| GST on services | 289,718 | - | - |
| Payments issued | (4,803,513) | (547,064) | (1,504,372) |
| Shares issued | - | (59,440) | (108,000) |
| Balance, end of the period | **$ (45,792)** | **$ (154,082)** | **$ (175,582)** |

D
uring the year, the Company purchased services for the sum of $4,622,085 (December 31st, 2005 - $628,004, August 31st, 2005 - $1,296,420) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on December 31st, 2006 of $45,792 are included in the accounts payables on the company's consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

| **Richard Boulay** | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ (6,180) | $ 19,260 | $ 15,110 |
| Direct exploration expenses | 54,000 | 12,000 | 48,000 |
| Management fees | 54,000 | 12,000 | 48,000 |
| Expense reimbursements | 152,338 | 8,782 | 27,312 |
| GST on services | 11,669 | - | 3,671 |
| Payments made | (227,753) | (58,222) | (122,833) |
| Balance, end of the period | **$ 38,074** | **$ (6,180)** | **$ 19,260** |

During the year, the Company purchased services for the sum of $108,000 (December 31st, 2005 - $24,000, August 31st, 2005 - $96,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's consolidated statement of operations and deficit. At December 31st, 2006, the amounts due from Richard Boulay of $38,074 (December 31, 2005 - $6,180, August 31st, 2005 - $19,260) are included in accounts receivable on the Company's consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

**16. Related parties (continued)**

| Dale Ginn | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ (12,420) | $ 13,260 | $ - |
| Salary & employee benefits | 100,176 | 33,240 | 72,113 |
| Direct exploration expenses | 54,000 | 12,000 | 60,000 |
| Management fees | 54,000 | 12,000 | 60,000 |
| Travel expenses | 15,749 | 20,000 | 3,514 |
| GST on services | 7,874 | - | 1,506 |
| Payments made | (227,559) | (102,920) | (183,873) |
| Balance, end of the period | $ (8,180) | $ (12,420) | $ 13,260 |

During the year, the Company purchased services for the sum of $208,176 before GST (December 31, 2005 - $57,240, August 31st, 2005 - $195,627) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's consolidated statement of operations and deficit. At December 31st, 2006, the amounts due to Dale Ginn of $8,180 (December 31, 2005 - $12,420, August 31st, 2005 - $13,260) are included in accounts receivable on the Company's consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

**17. Royalty obligation**

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation | $ 10,000,000 | $ 10,000,000 | $ - |
| - accrued interest | 52,689 | - | - |
| Promissory notes due February 15, 2016, interest at 7%, pledged to secure royalty obligation | 48,869,000 | - | - |
| - accrued interest | 28,116 | - | - |
| | $ 58,949,805 | $ 10,000,000 | $ - |

In 2006 the Company sold a production royalty for proceeds of $44,869,000 (2005 - sale of production royalty for $10,000,000). As part of this transaction, $44,869,000 (2005 - $10,000,000) of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $172,438 (2005 - $536,852) in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $4,342,185 (2005 - $549,223). The funds received pursuant to the indemnification have been presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement. The funds received for the interest prepayment in the current year were recognized as interest income in 2006 (2005 - $3,288 in 2005 and $545,935 in the current year).

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| 2005 Indemnification fee received | $ 536,852 | $ - | $ - |
| Less: amortization of 2005 indemnification fee | (45,747) | - | - |
| 2006 Indemnification fee received | 172,438 | - | - |
| Less: amortization of 2006 indemnification fee | (19,160) | - | - |
| | $ 644,383 | $ - | $ - |

**17. Royalty obligation (continued)**

Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $155.36 per ounce of gold produced during the period of the agreement to the later of December 31, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2016 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

**18. Loss per share**

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the year ended December 31st, 2006 is $21,253,617 (December 31st, 2005 - $3,146,521, August 31st, 2005 - $5,386,529).

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Basic and diluted shares outstanding | 117,733,015 | 95,681,368 | 78,666,288 |

**19. Financial Instruments**

In the normal course of its operations, the Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Company may enter into transactions, which make use of derivative financial instruments. They may include gold forward sales and gold option contracts. There were no purchased or sold contracts during the period.

**Credit risk**

The Company is exposed to credit risk on accounts receivable.

**Interest rate risk**

The Company is exposed to cash flow risk as its long-term debt bears interest at variable rates.

**Currency risk**

The Company is exposed to foreign exchange risk as one of its bank accounts and a marketable security is held in US$.

## 20. Fair value of financial instruments

The fair values of marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

## 21. Commitments and contingencies

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

The Company is involved in and potentially subject to various claims by third parties arising out of the normal course and conduct of its business. The outcome and amount of such claims is not reasonably determinable.

In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and as a result of these audits may receive assessments and reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 10, the Company has agreed to provide a cheque, bond or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets being more than sufficient to cover the calculated value of mine closure and post closure monitoring costs.

## 22. Subsequent events

On January 26th, 2007, the Company announced the issuance of 301,724 incentive stock options to purchase its common shares, exercisable at $1.16 per common share pursuant to the Company's stock option plan.

On February 28th, 2007, the Company issued 872,983 common shares of the Company in payment of approximately $803,144 of the first year's interest owing on the Company's $10,000,000 principal amount of issued and outstanding 2 year senior secured convertible redeemable debentures, which mature on February 28th, 2008. The common shares were issued at $0.92 per share, a 20% discount from the $1.15 closing price of the common shares on February 27th, 2007. The remainder of the interest owing on the debentures was satisfied by cash payments to the holders of the debentures.

## 23. Comparative amounts

Certain comparative amounts have been reclassified to conform to the current year's presentation.

# San Gold Corporation

**Head Office**
PO Box 1000
Bissett MB R0E 0J0

**email**: info@sangoldcorp.com

**website**: www.sangoldcorp.com

# Management Discussion and Analysis
## For the year ending December 31, 2006

**Dated: April 30, 2007**

# Management Discussion and Analysis
# For the year ended December 31 , 2006

## 1.1 Date of Report

April 30, 2007

## 1.2 Overall Performance

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2006 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Management conceptualizes the company as the combined activities of two entities being San Gold Corporation and Rice Lake Gold Corporation. San Gold's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

The main business of Rice Lake Gold Corporation, San Gold's wholly owned subsidiary through Rice Lake Joint Venture Inc., is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada and the exploration for new gold deposits in the Rice Lake gold belt. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production that will commence during the early part of 2007. Additionally, the San Gold #1 Mine commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in the second quarter of 2007; together with the continued production of development ore as the mine workings are extended laterally and at depth. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006. Until such time as both gold mines and the mill achieve full commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on the continued financial support of the Company.

The financings undertaken during the year to date, and subsequently, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. If the amount of liquidity proves inadequate to achieve self-sustaining gold production, the Company may be forced to pursue additional equity or debt financing. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's audited annual consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The annual audited consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

### 1.3 Selected Annual Information

**Note:** Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at **www.sedar.com**.

| Selected Annual Information: | 12 months ended December 2006 | 4 months ended December 2005 | 12 months ended August 2005 |
|---|---|---|---|
| Sales | $ 768,771 | $ - | $ - |
| Interest and Other revenue | 5,351,418 | 54,224 | 191,035 |
| Loss | (18,445,817) | (3,146,521) | (5,386,529) |
| Per share and fully diluted per share | (0.1805) | (0.0329) | (0.0685) |
| Total Assets | 114,333,003 | 36,945,480 | 23,320,950 |
| Total Long Term Financial Liabilities | 76,155,365 | 11,455,538 | 3,509,855 |

For the twelve month period ended December 31, 2006, the Company had a loss of $18,445,817 (August 31, 2005 - $5,386,529, 4 months ended December 31, 2005 $3,146,522 ). Of significance was the first revenue recognized by the Company of $768,771 on 1,093 oz. of gold shipped by the Company. The Company is still expending significant resources on maintaining and bringing the operation to higher levels of productive utilization. There are a significant amount of fixed costs associated with enhancing the productive ability of operations which contribute to the significant increase in the level of loss from the prior year. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

## 1.4 Results of Operations

During the year ended December 31, 2006, and subsequently, the Company concentrated on developing its two active mining properties: firstly the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only mining and milling facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of Bissett. The initial loads of test ore from early long holes from San Gold #1 were mined and milled in the subsequent period.



**Rice Lake Gold Mine, Bissett Manitoba**

Additionally, the Company maintained an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls 15 kms of mine horizon, containing the Rice Lake Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

Financial operations have consisted primarily of raising equity and expending funds on exploration, maintenance and pre-production expenses. The Company capitalized $10,716,426 of expenditures related to the two mineral properties and acquired $3,157,833 of property plant and equipment during the year. The first pour of gold was made on August 24, 2006, demonstrating a successful test of the Company's production assets. The Company shipped 1,093 oz. of gold in the latter part of 2006 at an average market price per ounce of $CDN 703 and recognized the associated revenue. The Company's first sale of its gold inventory assets on the open market occurred in the subsequent period with the associated gain on sale to be recognized at that time.

## 1.5 Summary of Quarterly Results:

| | 2006 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| *Revenue* | 768,771 | | | | | | | |
| *Interest and Other Revenue* | 2,216,958 | 592,286 | 1,848,615 | 693,559 | - | - | 64,923 | 27,113 |
| *Income (Loss)* | (2,096,781) | (5,589,537) | (6,688,195) | (4,071,304) | (957,770) | (1,123,178) | (1,065,573) | (320,542) |
| Per share (basic and fully diluted) | (0.01) | (0.04) | (0.06) | (0.04) | (0.05) | (0.05) | (0.05) | (0.01) |

There has been an overall increase in costs as more and more fixed costs are added to the productive capacity with the expectation of higher levels of production. Of significance in the 4th quarter and to a lesser extent in the second quarter of 2006 was the inclusion of revenues received on account of the Red Mile royalty and investment transactions. Note that gold revenue is identified in the fourth quarter of 2006.

## 1.6 Liquidity

As at December 31, 2006, San Gold had $12,210,678 in cash and cash equivalents compared to $3,544,872 on December 31, 2005. As at December 31, 2006, the Company had a working capital surplus of $12,309,769 compared to a working capital deficit of $513,289 on December 31, 2005.

The Company continues to meet its obligations and discharge its liabilities as they become due, a necessary condition to maintain its assets and to carry the Rice Lake (Bisset) mine and San Gold #1 mines into commercial production. The Company is still dependent on the success of future financings combined with the success of its developing operations to continue towards achieving its plan.

## 1.7 Capital Resources

During, 2006, the Company continued to work towards its mine and mill development plans and to carry out its planned exploration programs. Management is confident that additional funds can be obtained from the proceeds of gold sales and by the issuance of additional debt and/or equity, as required.

## 1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

## 1.9 Transactions with Related Parties

Accounts receivable include $1,314,333 at December 31, 2006 (2005 - $68,000, and August 31, 2005 - $19,800). The amounts are unsecured and have no fixed terms of repayment.

**Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne**

| | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ (154,082) | $ (175,582) | $ 140,370 |
| Direct exploration expenses | 4,586,085 | 595,004 | 1,242,420 |
| Management fees | 36,000 | 33,000 | 54,000 |
| GST on services | 289,718 | - | - |
| Payments issued | (4,803,513) | (547,064) | (1,504,372) |
| Shares issued | - | (59,440) | (108,000) |
| Balance, end of the period | $ (45,792) | $ (154,082) | $ (175,582) |

During the year, the Company purchased services for the sum of $4,622,085 (December 31st, 2005 - $628,004, August 31st, 2005 - $1,296,420) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on December 31st, 2006 of $45,792 are included in the accounts payables on the company's consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

## Related party transactions, (cont'd)

| Richard Boulay | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ (6,180) | $ 19,260 | $ 15,110 |
| Direct exploration expenses | 54,000 | 12,000 | 48,000 |
| Management fees | 54,000 | 12,000 | 48,000 |
| Expense reimbursements | 152,338 | 8,782 | 27,312 |
| GST on services | 11,669 | - | 3,671 |
| Payments made | (227,753) | (58,222) | (122,833) |
| Balance, end of the period | **$ 38,074** | **$ (6,180)** | **$ 19,260** |

During the year, the Company purchased services for the sum of $108,000 (December 31st, 2005 - $24,000, August 31st, 2005 - $96,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's consolidated statement of operations and deficit. At December 31st, 2006, the amounts due from Richard Boulay of $38,074 (December 31, 2005 - $6,180, August 31st, 2005 - $19,260) are included in accounts receivable on the Company's consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

| Dale Ginn | December 31, 2006 | December 31, 2005 | August 31, 2005 |
|---|---|---|---|
| Balance, beginning of the period | $ (12,420) | $ 13,260 | $ - |
| Salary & employee benefits | 100,176 | 33,240 | 72,113 |
| Direct exploration expenses | 54,000 | 12,000 | 60,000 |
| Management fees | 54,000 | 12,000 | 60,000 |
| Travel expenses | 15,749 | 20,000 | 3,514 |
| GST on services | 7,874 | - | 1,506 |
| Payments made | (227,559) | (102,920) | (183,873) |
| Balance, end of the period | **$ (8,180)** | **$ (12,420)** | **$ 13,260** |

During the year, the Company purchased services for the sum of $208,176 before GST (December 31, 2005 - $57,240, August 31st, 2005 - $195,627) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's consolidated statement of operations and deficit. At December 31st, 2006, the amounts due from Dale Ginn of $8,180 (December 31, 2005 - $12,420, August 31st, 2005 - $13,260) are included in accounts receivable on the Company's consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

## Directors' compensation

The majority of the directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The Company pays outside directors a fee of $3,000 per month in their capacity as directors. In the twelve month period ended December 31th, 2006, total Director compensation in their capacity as Directors was $39,000 (2005 - $nil).

## 1.10 Fourth Quarter

The Company continued its exploration activities and development of its two primary mining locations during the fourth quarter. The Company issued debentures for aggregate proceeds of $6,764,000 in the quarter. The debentures bear interest at 10% and are convertible into common shares of the Company at any time after October 18, 2007. The Company also concluded a Flow Through Share offering whereby it issued 5,111,511 flow through shares for gross proceeds of $7,667,267 on December 29, 2006.

The Company's 100% owned subsidiary Rice Lake Gold Corporation, "RLGC", has entered into additional royalty agreements with the Red Mile Limited Partnership. Under the terms of these agreements RLGC received cash payments that were used in operations and placed on deposit at a financial institution in the form of a restricted promissory note. The agreements also provide for RLGC to make royalty payments at fixed amounts per ounce of gold produced and, in addition, to pay Net Profits Interests in the event that the gold price increases above $875 USD per ounce. These obligations are funded primarily by the funds deposited with the financial institution. The cumulative amount of the royalty obligation and the promissory note that is restricted to repay this obligation are described in the Balance Sheet as "Promissory note" and "Royalty Obligation". Under certain circumstances the Company may exercise a call option to acquire the partnership units that hold the royalty, effectively terminating the agreement for the lower of market value or for the outstanding amount of the promissory note. Please refer to note 17 of our audited annual financial statements for more information on this item.

Management also reviewed its plans and estimates with respect to the two primary mining location properties in light of an updated and current Mineral Reserve and Mineral resource estimate document completed as of December 1, 2006 and disclosed on SEDAR on February 8, 2007. The Company capitalized $10,716,426 of expenditures related to its 2006 activities as a result of this change in estimate. Additionally in the fourth quarter, the Company completed the installation of a power line to the SG#1 mine site which management expects will reduce dependence on the diesel generators running compressors for mining and development activities at that location.

## 1.11 Proposed Transactions

There are no proposed transactions that may be disclosed at this time.

## 1.12 Critical Accounting Estimates

Please refer to the notes to our financial statements disclosed on www.sedar.com for a complete description of critical accounting estimates.

## 1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing accounting policies nor the initial adoption of policy. San Gold did capitalize expenditures associated with mining properties in the amount of $10,716,426 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. San Gold is evaluating the adoption of new guidance on accounting for financial instruments in the coming quarter as mandated by Generally Accepted Accounting Principles. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

## 1.14 Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

## 1.15 Other MD&A Requirements and other additional disclosure

### Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has minimal revenues and acquires its operating funds primarily by means of equity and debt issues. Of the amount capitalized, $6,092,960 was on account of development at the SG #1 location and $4,623,475 was at the Rice Lake location. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

### Discussion on Internal Controls

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential future conditions.

**Disclosure Controls and Procedures**

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the board of directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

**Internal Control over Financial Reporting**

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the
Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at December 31, 2006 and required disclosure. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board.

**Policies and Procedures**

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. The completion of documentation and implementation of the initiative will proceed in 2007.

**Information Systems**

The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid pace of growth of the Company. It was determined that the current use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. In the latter portion of 2006, the Company accelerated its efforts to migrate onto a common platform (for MIS) and hired consultants to formulate and, with management, implement the necessary changes during 2007.

**Segregation of Duties**

Due to personnel constraints, the Company is reliant on the performance of compensating procedures during its financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.

During 2006 and the period immediately subsequent, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

- Detailed review of controls and recommendations from external consultant,
- Strengthened technical expertise in the accounting and finance areas of the organization;
- Improved overall leadership and governance of the Company with the addition of a new independent member to the Board of Directors, including a new chair of the Audit Committee.
- Updated or created written Board Mandate, Code of Ethics, Insider Trading Policy, Disclosure Committee, and Position Descriptions for Directors and Senior Officers, updated the charter for the Governance, Compensation and Nominating Committee and the Whistleblower Policy.
- Began process to enhance security over assets and data.

## Outstanding share data

As of April 30, 2007, the date of this report, the Company had 145,098,029 common shares outstanding and an unlimited number of authorized common shares.

## Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com .

Form 52-109F1 – Certification of Annual Filings

San Gold Corporation
PO Box 1000 – General Delivery
Bissett, Manitoba R0E 0J0

---

I, Dale Ginn, Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the annual period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most

recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007.

*"Dale Ginn"*

Dale Ginn
Chief Executive Officer,
San Gold Corporation

Form 52-109F1 – Certification of Annual Filings

San Gold Corporation
PO Box 1000 – General Delivery
Bissett, Manitoba R0E 0J0

---

I, Richard Boulay, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the annual period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most

recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007.

*"Richard Boulay"*
Richard Boulay
Chief Financial Officer,
San Gold Corporation

END